

NEWS RELEASE

Orla Mining Intersects High Grade Oxide Gold at South Carlin Complex and Advances Permitting for South Railroad Project in Nevada

34.7 m at 2.68 g/t Au, incl. 13.6 m at 5.85 g/t (Oxide) – Dark Star
55.2 m at 1.04 g/t Au incl. 11.3 m at 2.86 g/t Au (Oxide) – Pinion
65.5 m at 1.16 g/t Au, Incl. 10.7m at 2.60 g/t Au (Oxide) – Bowl

Vancouver, BC – February 25, 2025 - **Orla Mining Ltd.** (TSX: OLA; NYSE: ORLA) ("Orla" or the "Company") is pleased to provide additional exploration results from the 2024 South Carlin Complex program along with permitting progress for the South Railroad Project (the "Project").

Highlights:

- **Dark Star and Pinion project targets (Central Area):** Multiple high-grade intersections within and beyond the feasibility study open pits demonstrate clear potential to expand resources and reserves at Dark Star and Pinion.

- **Oxide targets (South Area):** Shallow drilling along soil geochemistry anomalies has revealed extensive gold-bearing structural trends highlighting significant potential to expand oxide resources to support the future heap leach operation.

- **Sulphide targets (North Area):** Drill holes testing the extension of the North Bullion deposit, as well as Skarn-type targets returned significant mineralization, setting the stage for high-priority follow up drilling.

- **Ambitious 2025 exploration program** planned with $15 million investment to accelerate resource growth and new discoveries at South Carlin Complex.

- **Significant permitting advances** and water rights secured for the South Railroad Project.

- **South Carlin Resource & Reserve estimate and Technical Report update** expected to be completed in the second half of 2025.

- **Considerable project advancement** with awarding of Engineering, Procurement, and Construction Management (EPCM) contract to M3 Engineering & Technology Corp., and commencement of basic engineering.

"The South Railroad Project has exceeded our expectations since its acquisition in 2022 and subsequent expansion in 2024, which formed the larger the South Carlin Complex. Each drilling campaign has not only validated our geological model but also uncovered new high-grade and near-surface oxide mineralization across multiple targets. These excellent results strengthen our confidence in the untapped potential of the South Carlin Complex, supporting long-term resource growth and positioning it as an emerging Nevada gold district with significant potential for sustainable value creation."

– Sylvain Guerard, Orla's Senior Vice President, Exploration



H2 2024 RESULT HIGHLIGHTS

N

Rain Mine   Emigrant Mine

South Carlin Complex

Development Projects
Resource Extension
Drill Targets

⬛ Mineralized Zones / Deposits

- - - Structures / Lineaments

🔴 Au-in-Soil >10ppb

Ox: Oxide, Sx: Sulphide

North Bullion Ext
RR24-03   **41.1m @ 1.89g/t Au** (Sx)
     incl. 21.3m @ 2.28g/t Au

Skarn / Old District
RRB24-01   **56.4m @ 0.22% Cu, 21.1g/t Ag, 0.39% Zn, 134ppm Mo**
     Incl. 9.1m @ 1.12% Cu, 75.5g/t Ag, 1.65% Zn, 240ppm Mo

PINION
PC24-02   **55.2m @ 1.04g/t Au** (Ox)
     Incl. 11.1m @ 2.86g/t Au
PRMW24-03   30.5m @ 0.81g/t Au (Ox)
     Incl. 10.7m @ 1.83g/t Au
PRMW24-03A   **74.7m @ 1.54g/t Au** (Ox)
     Incl. 4.6m @ 13.67g/t Au

Jasperoid Wash Ext
JW24-07   39.6m @ 0.25g/t Au (Ox)
     24.4m @ 0.21g/t Au (Ox)
JW24-11   **30.5m @ 0.40g/t Au** (Ox)

Robinson
RBN24-05   **9.1m @ 0.46g/t Au** (Ox)
     16.8m @ 0.21g/t Au (Ox)

Stallion
ST24-03   47.2m @ 0.19g/t Au (Ox)

Pony Spur
PS24-01   22.9m @ 0.21g/t Au (Ox)

DARK STAR
DSC24-02   **34.7m @ 2.68g/t Au** (Ox)
     incl. 13.6m @ 5.85g/t Au
DSC24-03   7.6m @ 1.41g/t Au (Ox)
DS24-12   9.1m @ 1.08g/t Au (Sx)
     7.6m @ 1.05g/t Au (Sx)

Bright Star (Not owned by Orla)

Figure 7

Mustang
MU24-03   13.7m @ 0.28g/t Au (Ox)

Appaloosa
AP24-02   18.3m @ 0.25g/t Au (Ox)

Stallion-Bowl
ST24-10   25.9m @ 0.28g/t Au (Ox)
ST24-11   **13.7m @ 0.64g/t Au** (Ox)
     incl. 9.1m @ 0.78g/t Au

Bowl
BW24-01   **65.5m @ 1.16g/t Au** (Ox)
     Incl. 10.7m @ 2.60g/t Au
     Incl. 7.6m @ 2.13g/t Au

10 Km

Figure 1: South Carlin Complex drill results, H2 2024.





Figure 2: Dark Star and Pinon 2024 drill holes.

Dark Star Deposit – *Extending oxide gold mineralization 75m down dip and 85m along strike*

Additional drilling near the Dark Star deposit returned significant oxide results. Drillhole DSC24-02 returned **2.68 g/t Au (Ox) over 34.7 m including 5.85 g/t Au over 13.6 m (Ox)**, confirming the continuity of significant oxide mineralization between the projected open pit and previously reported results of 0.67 g/t Au over 45.7 m (Ox) including 1.24 g/t Au over 12.2 m (Ox) located approximately 100 m to the NE (see October 31, 2024 news release; Figure 3, 4, and 5).

Drilling on the west side of the southern open pit intersected narrower, lower-grade oxide-hosted gold mineralization (e.g., **1.41 g/t Au over 7.1 m (Ox)**), confirming that mineralization extends westward. In 2025, Orla intends to continue focusing on defining the continuity of wider, higher-grade gold mineralization below the northern Dark Star open pit.

Dark Star Extension Drilling Results (Drillhole and Assay Results)	
DSC24-02	2.68 g/t Au over 34.7 m (Ox)
incl.	5.85 g/t Au over 13.6 m (Ox)
DSC24-03	1.41 g/t Au over 7.6 m (Ox)





Figure 3: Dark Star long section, looking west





DARK STAR NORTH
LONGITUDINAL VERTICAL SECTION - LOOKING W
Au GXM
> 50
30 - 50
10 - 30
5 - 10
Intercepts
Reported in this news release
Orla 2023-2024 Released
2000m
2000m
FS $1750
Pit Shell
North
DSC24-02
34.7m @ 2.68g/t Au (Ox)
incl. 13.6m @ 5.85g/t Au
DR23-01
36.6m @ 3.53g/t Au (Ox)
incl. 19.8m @ 5.23g/t Au
1800m
1800m
DS24-01
45.7m @ 0.67g/t Au (Ox)
DS24-03
19.8m @ 0.77g/t Au (Ox)
21.3m @ 0.86g/t Au (Sx)
DS24-03
16.8m @ 3.65g/t Au (Sx)
13.7m @ 1.82g/t Au (Ox)
DS24-02
24.4m @ 1.40g/t Au (Sx)
200m
1600m
1600m
Composites cut off grade OX/TR = 0.17g/t Au, SX = 0.5g/t Au, minimum length 1.5m, maximum consecutive internal waste 6m

Figure 4: Dark Star North long section, looking west.





DARK STAR
VERTICAL SECTION 4479975N - LOOKING N (+/- 25m)
North
FS $1750
Pit Shell
DSC24-02
2000m
2000m
1800m
34.7m @ 2.68g/t Au (Ox)
incl. 13.6m @ 5.85g/t Au
Intercepts
Reported in this news release
Historical
Au g/t
Histogram Scale
1.0
2.5
5.0
7.5
10.0
200m
Composites cut off grade OX/TR = 0.17g/t Au, SX = 0.5g/t Au, minimum length 1.5m, maximum consecutive internal waste 6m

Figure 5: Cross section along DSC24-02, looking north.

Pinion Deposit – *Enhancing oxide gold mineralization*

Recent drilling at the Pinion Deposit focused on the southeast extension, yielding higher-grade results than adjacent historical holes, including **1.04 g/t Au over 55.2 m (Ox), with 2.86 g/t Au over 11.1 m** (Figure 6). These results reinforce the mineral resource growth potential and enhance the continuity of oxide gold mineralization in the southeast extension. In addition to exploration drilling, water wells were drilled to support the permitting process, with assay samples collected during drilling. Two water holes completed within the known deposit returned significant in-pit results, including PRMW24-03A: **60.0 m at 1.68 g/t Au, including 4.6 m at 13.67 g/t Au**. These assay results confirm and align with historical drill hole results while also underscoring the potential to define local controls on higher-grade mineralization within the Pinion Deposit.



Pinion Drilling Results (Drillhole and Assay Results)	
PC24-02	1.04 g/t Au over 55.2 m (Ox)
incl.	2.86 g/t Au over 11.1 m (Ox)
PRMW24-03	0.81 g/t Au over 30.5 m (Ox)
incl.	1.83 g/t Au over 10.7 m (Ox)
PRMW24-03A	1.54 g/t Au over 74.7 m (Ox)
incl.	7.46 g/t Au over 9.1 m (Ox)
incl.	13.67 g/t Au over 4.6 m (Ox)

Figure 6: Pinion vertical cross section, looking northeast



Shallow Oxide Mineralization (South Area):

Gold deposits across the broader Railroad District are controlled by northwest-southeast and north-south structures and their intersections. From Jasperoid Wash to the southern property boundary (the South Area), anomalous gold-in-soil geochemistry defines a network of these auriferous structures, with a cumulative strike length of 15 km (Figure 7). The 2024 exploration program drill tested these soil anomalies, returning shallow oxide intersections, in some cases starting from surface. These results confirm the association between gold-in-soil anomalies and auriferous structures while also suggesting significant potential for oxide resource growth in the South Area.

Jasperoid Wash Extension: A series of holes drilled east of the main north-south Jasperoid Wash deposit intersected positive shallow oxide mineralization, indicating potential for a pit extension. Notable drill highlights include **30.5m at 0.40 g/t Au** (oxide) from 1.5 meters (Hole JW24-11) **and 39.6m at 0.25 g/t Au** (oxide) from 0.0 meters (Hole JW24-07) down holes.

New shallow oxide drill intersections from the Robinson, Stallion-Bowl Trend, Mustang, and Appaloosa targets reinforce the relationship between auriferous structures and gold-in soil anomalies. Orla is encouraged by these early exploration results which highlight further potential for oxide resource growth. Orla intends to continue testing the South Area in 2025.





PLANVIEW SOUTH AREA

Jasperoid Wash

Porter

39.6m @ 0.25g/t Au (Ox)

30.5m @ 0.40g/t Au *(Ox)*
7.6m @ 0.40g/t Au *(Ox)*
7.6m @ 0.32g/t Au (Ox)
7.6m @ 0.27g/t Au (Ox)

Eliot Dome

Robinson

9.1m @ 0.46g/t Au *(Ox)*

47.2m @ 0.19g/t Au (Ox) Stallion

Mustang *13.7m @ 0.28g/t Au (Ox)*

Willow

18.3m @ 0.25g/t Au (Ox)
4.6m @ 0.58g/t Au *(Sx)*
3m @ 1.59g/t Au (Sx)
3m @ 1.05g/t Au (Sx)

Appaloosa

**2024 Results
Au g/t**
● > 0.50
● 0.30 - 0.50
● 0.17 - 0.30

Deposit
Drilled Target
Undrilled Target
●—⊢ 2024 Drillholes
●— Historical Drillholes
Au-in-Soil >10ppb
- - - Structures / Lineaments
Ox: Oxide, Sx: Sulphide

Pony Spur

Stallion-Bowl

13.7m @ 0.64g/t Au *(Ox)*
incl. 9.1m @ 0.78g/t Au

25.9m @ 0.28g/t Au (Ox)

Palomino

65.5m @ 1.16g/t Au *(Ox)*
incl. 10.7m @ 2.60g/t Au
incl. 7.6m @ 2.13g/t Au

4 Km

Bowl

N

Figure 7: South Area Drill Results and Au-in-Soil trends
At the Bowl Zone, one hole (BW24-01) was drilled within the Bowl Deposit, located within the recently acquired Pony Creek property. The drilling was conducted to gain fresh insights into the geology, level of oxidation, and the control and style of mineralization. The results were highly positive, exceeding expectations, with an intersection of **65.5 m at 1.16 g/t Au, including 10.7 m at 2.60 g/t Au and 7.6 m at 2.13 g/t** (Ox, Figure 8)). This new intersection has reinforced Orla's confidence in the quality of the deposit and the potential to add additional oxide resources by testing potential open extensions to the northwest and southeast. Follow-up drilling at the Bowl Zone is planned as part of the 2025 program.





BOWL
VERTICAL SECTION - LOOKING NW (+/- 25m)
2200m
2200m
BW24-01
Contact Gold
Resource Pit
21.3m @ 1.08g/t Au (Sx)
41.1m @ 0.95g/t Au (NoCN)
16.8m @ 0.70g/t Au (Ox)
Intercepts
Reported in this news release
Historical
2000m
2000m
65.5m @ 1.16g/t Au (Ox)
incl. 10.7m @ 2.60g/t Au
incl. 7.6m @ 2.13g/t Au
Au g/t
64m @ 1.92g/t Au (Ox)
Histogram Scale
1.0
2.5
5.0
7.5
10.0
200m
Composites cut off grade OX/TR (>40% CN) = 0.17g/t Au, SX (<40% CN) = 0.5g/t Au, minimum length 1.5m, maximum consecutive internal waste 6m

Figure 8: Bowl Vertical Cross Section, Looking Northwest

North Bullion Deposit Extension and Skarn Targets (North Area)

Three holes were completed at North Bullion to provide key information supporting the continuity of shallow sulphide mineralization Hole RR24-03 intersected **41.1 m at 1.89 g/t Au (Sx), including 21.3 m at 2.28 g/t Au**, within the resource's open pit. This result enhances confidence in the extent and continuity of the shallow sulphide mineralization. Exploration drilling, consisting of step-outs along the northwest trend controlling high-grade sulphide gold mineralization, is planned for 2025. Positive results from the planned step-out holes hope to significantly expand the extent of the mineralized zone and confirm resource growth potential.

Approximately three kilometres southwest of North Bullion, polymetallic skarn mineralization was intersected in one of three holes completed in the Skarn target area. Field work – including geochemical rock sampling, geological mapping, and geophysical survey interpretation – led to the definition of a high-priority skarn target. This target is supported by multiple recent high-grade surface rock samples, with individual samples returning grades up to 24% copper, 790 g/t silver (one over limit assay >1,500 g/t Ag pending), 9.4% zinc and 5.8% lead (one over limit assay >20% Pb pending) over a well-defined 900 metre x 600 metre alteration zone with sulphide minerals (bornite, chalcocite, sphalerite and pyrrhotite) in outcrop, overlying a high magnetic anomaly (Figure 9). The coincident alteration footprint, sulphide minerals and magnetic anomaly suggest potential to define copper skarn mineralization. Drilling to further test this target is planned for 2025.





Figure 9: Skarn target area; magnetic anomaly rock samples and drill hole results

2025 Exploration Drill Programs

Orla's 2024 South Carlin exploration program totaled 19,009 metres of drilling. For 2025, the Company plans to maintain an active exploration program with a $15 million program to include the following activities:

1. 10,000 metres of drilling focused on near-deposit targets (Dark Star and Pinion), aiming to expand resources and potentially extend the projected open pits.

2. 8,000 metres of drilling targeting the northern (Pod-Sweet Hollow, North Bullion) and southern (Jasperoid Wash, Robinson, Bowl) areas to define new shallow oxide gold mineralization.



South Railroad Project Update

The South Railroad Project, situated on federal land, is currently advancing under the guidance of the US Bureau of Land Management (BLM) in accordance with the National Environmental Policy Act (NEPA) for permitting. The Environmental Impact Statement (EIS) contractor is finalizing the Supplemental Environmental Reports (SERs) required by the BLM prior to issuing the Notice of Intent (NOI). The Company anticipates all SERs will be finalized in the first quarter 2025.

The NOI is expected to be published in the first half of 2025, with the Company targeting a Record of Decision (final permitting decision) by mid-2026. Following this approval, construction on the South Railroad Project would commence, with first gold production anticipated in 2027.

The Company has a comprehenisve water strategy and has begun securing consumptive water rights required for the Project. The Company also has a strategy to meet the sage grouse mitigation requirements under the State of Nevada Sagebrush Ecosystem Program (SEP).

At the state level, the Company has received Class I and II Air Operating Permits. Applications have been prepared for the Water Pollution Control Permit and the National Pollutant Discharge Elimination System (NPDES) discharge permit, which will be submitted after the NOI in 2025.

The Engineering, Procurement, and Construction Management (EPCM) contract has been awarded to M3 Engineering & Technology Corp. Basic engineering has commenced and will proceed throughout 2025 and 2026 to support the start of construction following the Record of Decision. Long-lead equipment will be identified, with purchase orders potentially beginning in 2025.

Qualified Persons Statement

The scientific and technical information in this news release with respect to the 2024 drilling programs has been reviewed and approved by Mr. Sylvain Guerard, P Geo., SVP Exploration of the Company, and with respect to permitting matters has been reviewed and approved by Mr. Andrew Cormier, Chief Operating Officer of the Company, each of whom is a Qualified Person as defined under the definitions of National Instrument 43-101 ("NI 43-101").

To verify the information related to the 2024 drilling programs at the South Railroad property, Mr. Guerard has visited the property in the past year; discussed logging, sampling, and sample shipping processes with responsible site staff; discussed and reviewed assay and QA/QC results with responsible personnel; and reviewed supporting documentation, including drill hole location and orientation and significant assay interval calculations.

Quality Assurance / Quality Control –2024 Drill Program

Gold results from 2024 drillholes at the South Carlin Complex were obtained by fire assay fusion and absorption emission finish (FA430) at Bureau Veritas Mineral Laboratories in Sparks, Nevada, USA. Over limit gold assays were determined using fire assay fusion with gravimetric finish (FA530). Gold cyanide extraction was determined using a 1-hour cyanide leach (CN403) conducted in either Sparks, Nevada, or Hermosillo, Mexico. All other elements were determined by 4-acid dissolution with ICP-OES+MS method (MA200).

Quality Assurance/Quality Control and interpretation of results were performed by qualified persons employing a Quality Assurance/Quality Control program consistent with NI 43-101 and industry best practices. Certified reference material (standards), blank, or rig duplicate were inserted approximately every tenth sample for Quality Assurance/Quality Control purposes by the Company. Bureau Veritas Mineral Laboratories is independent of Orla. There are no known drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the drilling data at the South Carlin Complex.



True width of a composites depends on sufficient geological information to determine orientation of mineralization. The true width in Pinion ranges from 70 to 98% of core length. At Dark Star true width ranges from 54% to 66% of core length. True width in Jasperoid Wash ranges from 66 to 99%. The true width of the mineralization in Skarn, Pony Creek intercepts cannot be estimated based on current information.

For additional information on the Company's previously reported drill results, see the Company's press releases dated February 8, 2023 (*Orla Mining Drills Significant Gold Intersections at Multiple Oxide Targets upon Reactivation of Exploration at South Railroad Project, Nevada*), March 7, 2024 (*Orla Mining Drills Oxide Mineralization Outside Projected Open Pits at South Railroad Project in Nevada*), April 4, 2024 (*Orla Confirms Strong Carlin-Type Gold Mineralization at North Bullion Deposit and Defines New Drill Targets across the South Railroad Project*) and October 31, 2024 (*Orla Provides Exploration and Permitting Update at South Railroad Project*). For additional information on South Railroad, see the technical report entitled "South Railroad Project, Form 43-101F1 Technical Report Feasibility Study, Elko County, Nevada" dated March 23, 2022, which is available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively. For additional information on the Pony Creek Project, or additional information, please see Contact Gold Corp.'s ("Contact") technical report for Pony Creek entitled "Technical Report and Maiden Mineral Resource Estimate, Pony Creek Property, Elko Country, Nevada, USA" with an effective date of February 24, 2022, available on Contact's profile on SEDAR+ at www.sedarplus.ca.

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has two material gold projects: (1) Camino Rojo, located in Zacatecas State, Mexico and (2) South Railroad, located in Nevada, United States. Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine. The property is 100% owned by Orla and covers over 139,000 hectares which contains a large oxide and sulphide mineral resource. Orla is also developing the South Railroad Project, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. Orla has also entered into a definitive agreement with a subsidiary of Newmont Corporation to acquire the Musselwhite Mine, located in Ontario, Canada. This transaction is subject to certain conditions and is expected to close in the first quarter of 2025. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
infoatorlamining.com



Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding: the potential mineralization at the South Carlin Complex based on the 2024 drill program; the Company's 2025 drill program at the South Carlin Complex, including the cost, timing and results thereof; the timing of resource, reserve and technical report updates; and the Company's proposed transaction for the Musselwhite Mine and the closing thereof. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the future price of gold and silver; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company's ability to secure and to meet obligations under property agreements, including the layback agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; the obtaining of a subsequent agreement with Fresnillo to access the sulphide mineral resource at the Camino Rojo Project and develop the entire Camino Rojo Project mineral resources estimate; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves; the Company's dependence on the Camino Rojo oxide mine; risks related to the Company's indebtedness; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; risks related to the Company's proposed transaction with Newmont Corporation for the Musselwhite Mine; risks related to the Cerro Quema Project; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo plc with respect to accessing certain additional portions of the mineral resource at the Camino Rojo Project and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for the Camino Rojo Project being only estimates and relying on certain assumptions; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company for U.S. federal income tax purposes; information and cyber security; the Company's significant shareholders; gold industry concentration; shareholder activism; other risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 19, 2024, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Cautionary Note to U.S. Readers

This news release has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources,", "indicated mineral resources," "measured mineral resources" and "mineral resources" used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards").

For United States reporting purposes, the United States Securities and Exchange Commission (the "SEC") has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to



provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, "inferred mineral resources" have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.





Appendix: Drill Results

Table 1: Composite Drill Results (Composites Ox/Tr 0.17g/t Au cog & Sx 0.50g/t Au cog)

HOLE-ID	From (m)	To (m)	Core Length (m)	True Width	Au (g/t)	CN Rec (%)	Au GXM	Oxide Domain	Including 0.5g/t Au COG	Including 1g/t Au COG	Including 2g/t Au COG	Including 10g/t Au HG
AP24-02	146.30	164.59	18.3	N/C	0.25	71.2	4.53	Oxide	1.52m @ 0.59g/t Au & 91.2% CN Rec			
AP24-02	195.07	196.60	1.5	N/C	0.21	81.7	0.32	Oxide				
AP24-02	201.17	202.69	1.5	N/C	0.18	79.5	0.27	Oxide				
AP24-02	205.74	207.26	1.5	N/C	0.18	90.4	0.27	Oxide				
AP24-04	19.81	21.34	1.5	N/C	0.17	80.9	0.26	Oxide				
AP24-04	150.88	153.92	3.0	N/C	1.59	1.3	4.85	Sulphide		1.52m @ 2.41g/t Au & 0.6% CN Rec	1.52m @ 2.41g/t Au & 0.6% CN Rec	
AP24-04	160.02	163.07	3.0	N/C	1.05	10.1	3.21	Sulphide		3.05m @ 1.05g/t Au & 10.1% CN Rec		
AP24-04	175.26	176.78	1.5	N/C	0.23	57.8	0.34	Oxide				
AP24-04	178.31	179.83	1.5	N/C	0.17	40.7	0.26	Oxide				
AP24-04	188.98	192.02	3.0	N/C	0.35	60.7	1.07	Oxide	1.52m @ 0.52g/t Au & 67.6% CN Rec			
AP24-06	131.06	132.59	1.5	N/C	1.11	46.0	1.69	Oxide	1.52m @ 1.11g/t Au & 46% CN Rec	1.52m @ 1.11g/t Au & 46% CN Rec		
AP24-06	132.59	137.16	4.6	N/C	0.58	13.7	2.67	Sulphide				
AP24-06	138.68	140.21	1.5	N/C	1.19	42.2	1.81	Oxide	1.52m @ 1.18g/t Au & 42.2% CN Rec	1.52m @ 1.18g/t Au & 42.2% CN Rec		
BW24-01	103.63	105.16	1.5	N/C	0.23	99.1	0.35	Oxide				
BW24-01	112.78	178.31	65.5	N/C	1.16	96.0	76.07	Oxide	50.29m @ 1.46g/t Au & 96% CN Rec	12.19m @ 2.41g/t Au & 97.2% CN Rec 24.38m @ 1.57g/t Au & 98.2% CN Rec	10.67m @ 2.6g/t Au & 97.8% CN Rec 7.62m @ 2.13g/t Au & 98.3% CN Rec	
BW24-01	184.40	187.45	3.0	N/C	0.30	98.6	0.91	Oxide				
BW24-01	190.50	192.02	1.5	N/C	0.22	93.8	0.34	Oxide				
BW24-01	196.60	198.12	1.5	N/C	0.34	99.7	0.52	Oxide				
BW24-01	210.31	211.84	1.5	N/C	0.21	95.2	0.32	Oxide				
DS24-11	199.64	201.17	1.5	N/C	0.95	92.6	1.45	Oxide	1.52m @ 0.95g/t Au & 92.6% CN Rec			
DS24-12	201.17	210.31	9.1	N/C	1.08	9.7	9.86	Sulphide		9.14m @ 1.08g/t Au & 9.7% CN Rec	1.52m @ 2.14g/t Au & 10.3% CN Rec	
DS24-12	240.79	243.84	3.0	N/C	1.89	35.0	5.77	Sulphide		3.05m @ 1.89g/t Au & 35% CN Rec	1.52m @ 2.27g/t Au & 39.6% CN Rec	
DS24-12	252.98	254.51	1.5	N/C	4.16	24.5	6.34	Sulphide		1.52m @ 4.16g/t Au & 24.5% CN Rec	1.52m @ 4.16g/t Au & 24.5% CN Rec	
DS24-12	254.51	256.03	1.5	N/C	0.40	82.9	0.61	Oxide				
DS24-12	257.56	262.13	4.6	N/C	0.61	24.0	2.79	Sulphide				
DS24-12	358.14	365.76	7.6	N/C	1.05	9.0	8.01	Sulphide		1.52m @ 2.37g/t Au & 5.5% CN Rec	1.52m @ 2.37g/t Au & 5.5% CN Rec	
DSC24-02	160.63	195.38	34.7	18.62	2.68	92.8	92.99	Oxide	20.42m @ 4g/t Au & 86.6% CN Rec	13.56m @ 5.85g/t Au & 80.7% CN Rec	11.28m @ 6.85g/t Au & 77.4% CN Rec	2.74m @ 11.93g/t Au & 93.9% CN Rec
DSC24-03	89.00	90.53	1.5	1.05	0.26	97.3	0.39	Oxide				
DSC24-03	207.26	215.49	8.2	5.47	0.24	77.0	1.94	Oxide				
DSC24-03	221.59	229.21	7.6	5.07	1.41	81.0	10.76	Oxide	6.1m @ 1.69g/t Au & 76.4% CN Rec	6.1m @ 1.69g/t Au & 76.4% CN Rec	1.52m @ 3.52g/t Au & 100% CN Rec	
DSC24-03	284.38	285.45	1.1	0.70	1.00	42.0	1.07	Oxide	1.07m @ 1g/t Au & 42% CN Rec	1.07m @ 1g/t Au & 42% CN Rec		
DSC24-03	288.04	289.56	1.5	1.00	0.86	16.4	1.30	Sulphide				
DSC24-04	85.04	86.56	1.5	N/C	0.62	46.8	0.94	Oxide	1.52m @ 0.62g/t Au & 46.8% CN Rec			
DSC24-04	93.57	103.78	10.2	N/C	0.36	90.2	3.68	Oxide	2.59m @ 0.56g/t Au & 97.7% CN Rec			
DSC24-04	112.47	133.35	20.9	N/C	0.34	86.4	7.09	Oxide	1.68m @ 0.71g/t Au & 77% CN Rec 1.68m @ 0.6g/t Au & 97.7% CN Rec			
DSC24-04	192.94	194.46	1.5	N/C	0.54	46.6	0.82	Oxide	1.52m @ 0.54g/t Au & 46.6% CN Rec			
DSC24-04	200.56	202.08	1.5	N/C	0.31	65.6	0.46	Oxide				
DSC24-04	208.18	209.70	1.5	N/C	0.25	52.6	0.38	Oxide				
DSC24-04	247.80	250.85	3.0	N/C	1.11	45.0	3.37	Oxide	3.05m @ 1.11g/t Au & 45% CN Rec	1.52m @ 1.68g/t Au & 43.6% CN Rec		
DSC24-04	258.47	259.99	1.5	N/C	0.62	24.3	0.94	Sulphide				
DSC24-04	270.66	272.19	1.5	N/C	0.68	13.3	1.03	Sulphide				
DSC24-04	279.81	284.38	4.6	N/C	0.61	12.1	2.81	Sulphide				
ELT24-01	118.87	120.40	1.5	N/C	0.26	76.9	0.40	Oxide				
ELT24-03	99.06	111.25	12.2	N/C	0.20	89.2	2.38	Oxide				
JW24-02	102.11	105.16	3.0	2.08	0.33	64.7	1.01	Oxide				
JW24-02	108.20	109.73	1.5	1.04	0.18	67.8	0.27	Oxide				
JW24-02	114.30	115.82	1.5	1.04	0.20	51.3	0.30	Oxide				
JW24-06	47.24	48.77	1.5	1.00	0.19	63.5	0.29	Oxide				
JW24-06	192.02	193.55	1.5	1.14	0.32	52.5	0.49	Oxide				
JW24-07	0.00	39.62	39.6	39.07	0.25	68.2	9.82	Oxide				



JW24-07	45.72	70.10	24.4	**23.63**	0.21	76.5	5.15	Oxide				
JW24-08	1.52	9.14	7.6	**7.51**	0.27	85.7	2.04	Oxide				
JW24-08	60.96	62.48	1.5	**1.50**	0.17	97.7	0.27	Oxide				
JW24-09	6.10	16.76	10.7	**10.51**	0.22	85.8	2.30	Oxide				
JW24-10	10.67	12.19	1.5	**1.50**	0.23	87.7	0.35	Oxide				
JW24-11	1.52	32.00	30.5	**29.26**	0.40	92.9	12.22	Oxide	12.19m @ 0.52g/t Au & 94% CN Rec			
JW24-11	45.72	57.91	12.2	**11.95**	0.18	93.2	2.15	Oxide				
JW24-11	65.53	71.63	6.1	**5.97**	0.19	90.1	1.19	Oxide				
JW24-11	77.72	79.25	1.5	**1.49**	0.21	66.7	0.32	Oxide				
JW24-12	35.05	36.58	1.5	**1.50**	0.22	60.5	0.33	Oxide				
JW24-12	41.15	42.67	1.5	**1.49**	0.19	46.4	0.30	Oxide				
JW24-12	47.24	48.77	1.5	**1.49**	0.22	54.8	0.33	Oxide				
JW24-12	54.86	57.91	3.0	**2.98**	0.20	50.0	0.61	Oxide				
JW24-12	74.68	86.87	12.2	**11.89**	0.22	60.5	2.62	Oxide				
JW24-13	12.19	25.91	13.7	**13.51**	0.23	90.5	3.16	Oxide				
JW24-13	32.00	35.05	3.0	**3.00**	0.42	96.2	1.29	Oxide				
JW24-13	50.29	54.86	4.6	**4.46**	0.20	95.3	0.91	Oxide				
JW24-13	70.10	77.72	7.6	**7.38**	0.21	100.0	1.61	Oxide				
JW24-14	3.05	6.10	3.0	**3.00**	0.20	80.4	0.62	Oxide				
JW24-14	13.72	15.24	1.5	**1.50**	0.30	92.7	0.46	Oxide				
JW24-15	1.52	4.57	3.0	**2.99**	0.25	88.3	0.75	Oxide				
JW24-15	25.91	42.67	16.8	**16.45**	0.19	95.4	3.14	Oxide				
JW24-16	3.05	6.10	3.0	**3.00**	0.26	86.5	0.78	Oxide				
JW24-16	24.38	25.91	1.5	**1.49**	0.24	100.0	0.36	Oxide				
JW24-16	83.82	91.44	7.6	**7.41**	0.32	86.3	2.45	Oxide	1.52m @ 0.55g/t Au & 96.7% CN Rec			
JW24-17	62.48	64.01	1.5	**1.49**	0.17	46.0	0.27	Oxide				
JW24-17	71.63	73.15	1.5	**1.49**	0.18	93.4	0.28	Oxide				
JW24-17	89.92	91.44	1.5	**1.50**	0.23	100.0	0.35	Oxide				
JW24-18	9.14	12.19	3.0	**2.99**	0.21	96.3	0.65	Oxide				
JW24-18	30.48	51.82	21.3	**20.87**	0.20	81.8	4.25	Oxide				
JW24-18	60.96	68.58	7.6	**7.41**	0.40	78.9	3.03	Oxide	1.52m @ 1.15g/t Au & 93.2% CN Rec	1.52m @ 1.15g/t Au & 93.2% CN Rec		
JW24-19	35.05	41.15	6.1	**5.99**	0.24	95.0	1.45	Oxide				
JW24-19	73.15	74.68	1.5	**1.49**	0.20	83.3	0.31	Oxide				
JW24-19	86.87	88.39	1.5	**1.48**	0.24	78.8	0.37	Oxide				
MU24-03	59.44	73.15	13.7	**N/C**	0.28	73.5	3.79	Oxide	1.52m @ 0.58g/t Au & 78.8% CN Rec			
PC24-02	130.15	185.32	55.2	**38.56**	1.04	75.2	57.10	Oxide	26.82m @ 0.77g/t Au & 75.3% CN Rec 12.04m @ 2.67g/t Au & 81.4% CN Rec	3.51m @ 1.53g/t Au & 70.6% CN Rec 11.13m @ 2.86g/t Au & 80.5% CN Rec	9.6`m @ 3.02g/t Au & 79.7% CN Rec	
PRMW24-02	57.91	59.44	1.5	**1.45**	0.18	72.6	0.27	Oxide				
PRMW24-02	71.63	73.15	1.5	**1.46**	0.19	100.0	0.29	Oxide				
PRMW24-02	109.73	111.25	1.5	**1.46**	0.28	97.5	0.42	Oxide				
PRMW24-03	96.01	126.49	30.5	**28.65**	0.81	91.4	24.74	Oxide	12.19m @ 1.69g/t Au & 84.6% CN Rec 1.52m @ 0.51g/t Au & 100.0% CN Rec	10.67m @ 1.83g/t Au & 88.6% CN Rec	4.57m @ 2.93g/t Au & 87.6% CN Rec	
PRMW24-03	146.30	172.21	25.9	**24.35**	0.31	79.9	7.93	Oxide	1.52m @ 0.52g/t Au & 93% CN Rec 3.05m @ 0.59g/t Au & 73.9% CN Rec			
PRMW24-03A	83.82	89.92	6.1	**5.96**	0.21	61.3	1.25	Oxide				
PRMW24-03A	114.30	188.98	74.7	**72.81**	1.54	75.6	115.26	Oxide	25.91m @ 1.21g/t Au & 72.2% CN Rec 7.62m @ 0.64g/t Au & 67.4% CN Rec 9.14m @ 7.46g/t Au & 86.8% CN Rec 1.52m @ 1.21g/t Au & 63.6% CN Rec	7.62m @ 1.67g/t Au & 76.8% CN Rec 7.62m @ 1.64g/t Au & 67% CN Rec 9.14m @ 7.46g/t Au & 86.8% CN Rec 1.52m @ 1.21g/t Au & 63.6% CN Rec	1.52m @ 2.18g/t Au & 87.1% CN Rec 1.52m @ 3.9g/t Au & 79.6% CN Rec 4.57m @ 13.67g/t Au & 94.5% CN Rec	4.57m @ 13.67g/t Au & 94.5% CN Rec
PS24-01	16.76	39.62	22.9	**N/C**	0.21	56.2	4.91	Oxide				
RBN24-01	1.52	3.05	1.5	**N/C**	0.19	62.8	0.29	Oxide				
RBN24-01	22.86	38.10	15.2	**N/C**	0.17	65.4	2.62	Oxide				
RBN24-01	54.86	60.96	6.1	**N/C**	0.20	57.7	1.20	Oxide				
RBN24-01	71.63	77.72	6.1	**N/C**	0.17	72.4	1.06	Oxide				
RBN24-02	74.68	76.20	1.5	**N/C**	0.22	67.3	0.34	Oxide				
RBN24-03	112.78	114.30	1.5	**N/C**	0.23	52.9	0.35	Oxide				
RBN24-05	15.24	16.76	1.5	**N/C**	0.30	73.6	0.46	Oxide				
RBN24-05	24.38	33.53	9.1	**N/C**	0.46	64.9	4.22	Oxide	4.57m @ 0.59g/t Au & 64.9% CN Rec	1.52m @ 1.06g/t Au & 79.6% CN Rec		
RBN24-05	45.72	62.48	16.8	**N/C**	0.21	71.2	3.49	Oxide				
RBN24-06	28.96	30.48	1.5	**N/C**	0.18	87.4	0.28	Oxide				



RBN24-06	38.10	44.20	6.1	**N/C**	0.21	85.2	1.26	Oxide			
RBN24-06	64.01	68.58	4.6	**N/C**	0.21	86.9	0.94	Oxide			
RBN24-07	10.67	16.76	6.1	**N/C**	0.18	55.1	1.13	Oxide			
RBN24-08	1.52	4.57	3.0	**N/C**	0.20	91.9	0.61	Oxide			
RBN24-08	48.77	50.29	1.5	**N/C**	0.26	95.8	0.40	Oxide			
RBN24-08	59.44	60.96	1.5	**N/C**	0.19	99.0	0.29	Oxide			
RBN24-08	179.83	181.36	1.5	**N/C**	0.18	98.9	0.28	Oxide			
RR24-02	35.05	36.58	1.5	**N/C**	1.92	0.8	2.92	Sulphide		1.52m @ 1.92g/t Au & 0.8% CN Rec	
RR24-02	123.44	128.02	4.6	**N/C**	0.94	1.7	4.31	Sulphide		1.52m @ 1.22g/t Au & 1.2% CN Rec	
RR24-03	152.40	193.55	41.1	**N/C**	1.89	5.7	77.88	Sulphide		33.53m @ 2.17g/t Au & 5.9% CN Rec	21.34m @ 2.28g/t Au & 6.2% CN Rec 3.05m @ 2.09g/t Au & 3.6% CN Rec
ST24-01	7.62	9.14	1.5	**N/C**	0.23	80.0	0.34	Oxide			
ST24-02	1.52	3.05	1.5	**N/C**	0.28	96.8	0.43	Oxide			
ST24-03	9.14	56.39	47.2	**N/C**	0.19	78.6	8.88	Oxide			
ST24-06	64.01	65.53	1.5	**N/C**	0.20	97.4	0.30	Oxide			
ST24-06	67.06	68.58	1.5	**N/C**	0.17	87.7	0.26	Oxide			
ST24-06	77.72	79.25	1.5	**N/C**	0.20	95.0	0.30	Oxide			
ST24-06	83.82	85.34	1.5	**N/C**	0.17	87.7	0.26	Oxide			
ST24-06	86.87	88.39	1.5	**N/C**	0.17	92.0	0.27	Oxide			
ST24-07	38.10	39.62	1.5	**N/C**	0.21	84.1	0.33	Oxide			
ST24-07	42.67	44.20	1.5	**N/C**	0.17	74.7	0.27	Oxide			
ST24-07	45.72	47.24	1.5	**N/C**	0.22	64.2	0.33	Oxide			
ST24-07	83.82	85.34	1.5	**N/C**	0.18	66.3	0.28	Oxide			
ST24-07	88.39	89.92	1.5	**N/C**	0.46	77.8	0.71	Oxide			
ST24-10	16.76	42.67	25.9	**N/C**	0.28	85.1	7.26	Oxide	1.52m @ 0.67g/t Au & 84.1% CN Rec 1.52m @ 0.93g/t Au & 85.7% CN Rec		
ST24-10	56.39	57.91	1.5	**N/C**	0.23	82.6	0.35	Oxide			
ST24-11	19.81	21.34	1.5	**N/C**	0.28	60.5	0.43	Oxide			
ST24-11	32.00	38.10	6.1	**N/C**	0.17	64.0	1.06	Oxide			
ST24-11	70.10	71.63	1.5	**N/C**	0.38	75.5	0.59	Oxide			
ST24-11	85.34	99.06	13.7	**N/C**	0.64	83.8	8.76	Oxide	9.14m @ 0.78g/t Au & 84.3% CN Rec	1.52m @ 1.2g/t Au & 74.2% CN Rec	

Criteria: Cut off grade Ox/Tr 0.17g/t Au & Sx 0.50g/t Au, minimum length 1.5m, maximum consecutive internal waste 6m
N/C : not calculated due to insufficent control on orientation of mineralization

Table 2: Skarn Target Drill Results

HOLE-ID	From (m)	To (m)	Core Length (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Mo ppm	Including	& Including	& Including
RRB24-01	1.52	57.91	56.4	0.03	21.1	0.22	0.10	0.39	134	36.6m @ 0.04g/t Au, 30.9g/t Ag, 0.33% Cu, 0.15% Pb, 0.58% Zn, 188ppm Mo	1.5m @ 0.03g/t Au, 68.4g/t Ag, 0.12% Cu, 0.47% Pb, 0.36% Zn, 911ppm Mo 9.1m @ 0.09g/t Au, 75.5g/t Ag, 1.12% Cu, 0.27% Pb, 1.65% Zn, 240ppm Mo	1.5m @ 0.12g/t Au, 354g/t Ag, 4.55% Cu, 0.59% Pb, 1.46% Zn, 751ppm Mo
RRB24-03	30.48	33.53	3.0	0.02	3.9	0.06	<0.005	0.04	2			
RRB24-03	54.86	64.01	9.1	0.00	3.1	0.06	0.01	0.11	3			
RRB24-03	73.15	100.58	27.4	0.01	9.6	0.11	0.03	0.12	8	9.1m @ 0.01g/t Au, 16g/t Ag, 0.2% Cu, 0.05% Pb, 0.24% Zn, 3ppm Mo		
RRB24-03	118.87	128.02	9.1	0.01	4.5	0.13	0.01	0.05	11			
RRB24-03	451.10	461.16	10.1	0.05	3.6	0.02	0.09	0.08	22			

Table 3: South Carlin Complex Drill Hole Collars

Drillhole	Target	Hole type	Grid	Easting	Northing	Elevation	Azimuth	Dip	Depth (m)
AP24-01	Appaloosa	RC	NAD27 / UTM zone 11N	587127.5	4468346.38	2164.1	160.0	-60.0	198.1
AP24-02	Appaloosa	RC	NAD27 / UTM zone 11N	587015.9	469312.57	215.4	180.0	-50.0	268.2
AP24-03	Appaloosa	RC	NAD27 / UTM zone 11N	587211.2	4468458.64	2153.0	300.0	-60.0	198.1

AP24-04	Appaloosa	RC	NAD27 / UTM zone 11N	586928.5	4469108.94	2214.9	90.0	-60.0	202.7
AP24-05	Appaloosa	RC	NAD27 / UTM zone 11N	587018.2	4469314.39	2215.3	55.0	-60.0	213.4
AP24-06	Appaloosa	RC	NAD27 / UTM zone 11N	587011.5	4469310.70	2215.5	245.0	-60.0	213.4
BW24-01	Bowl	RC	NAD27 / UTM zone 11N	586296.6	4466953.96	2180.2	210.0	-70.0	228.6
DS24-07	Dark Star	RC	NAD27 / UTM zone 11N	588265.8	4480330.97	1987.1	270.0	-60.0	365.8
DS24-08	Dark Star	RC	NAD27 / UTM zone 11N	588300.6	4480146.54	1978.6	270.0	-60.0	320.0
DS24-09	Dark Star	RC	NAD27 / UTM zone 11N	588198.6	4480352.21	2001.3	270.0	-60.0	335.3
DS24-10	Dark Star	RC	NAD27 / UTM zone 11N	588169.7	4479972.49	2003.3	242.0	-65.0	335.3
DS24-11	Dark Star	RC	NAD27 / UTM zone 11N	587505.1	4479481.19	2033.5	85.0	-55.0	243.8
DS24-12	Dark Star	RC	NAD27 / UTM zone 11N	587501.3	4479481.51	2033.5	40.0	-63.0	365.8
DSC24-01	Dark Star	DD	NAD27 / UTM zone 11N	588298.7	4480219.28	1983.6	270.0	-60.0	356.6
DSC24-02	Dark Star	DD	NAD27 / UTM zone 11N	588172.9	4479973.98	2002.7	270.0	-70.0	320.0
DSC24-03	Dark Star	DD	NAD27 / UTM zone 11N	587705.6	4479637.52	2029.6	77.0	-55.0	289.6
DSC24-04	Dark Star	DD	NAD27 / UTM zone 11N	587704.5	4479638.91	2029.7	180.0	-80.0	289.6
ELT24-01	Elliot Dome	RC	NAD27 / UTM zone 11N	586011.1	4473779.44	2617.7	270.0	-60.0	237.7
ELT24-02	Elliot Dome	RC	NAD27 / UTM zone 11N	586169.1	4473651.96	2610.5	270.0	-60.0	254.5
ELT24-03	Elliot Dome	RC	NAD27 / UTM zone 11N	586186.4	4472948.05	2610.1	270.0	-60.0	313.9
ELT24-04	Elliot Dome	RC	NAD27 / UTM zone 11N	586249.8	4474044.38	2596.4	270.0	-60.0	176.8
JW24-01	Jasperoid Wash	RC	NAD27 / UTM zone 11N	585300.9	4473619.82	2431.9	230.0	-60.0	198.1
JW24-02	Jasperoid Wash	RC	NAD27 / UTM zone 11N	585389.4	4473742.67	2467.5	230.0	-60.0	198.1
JW24-03	Jasperoid Wash	RC	NAD27 / UTM zone 11N	585400.0	4473744.77	2467.8	50.0	-60.0	198.1
JW24-04	Jasperoid Wash	RC	NAD27 / UTM zone 11N	585596.5	4473835.12	2548.2	135.0	-60.0	88.4
JW24-05	Jasperoid Wash	RC	NAD27 / UTM zone 11N	585567.8	4473582.43	2540.4	135.0	-60.0	129.5
JW24-06	Jasperoid Wash	RC	NAD27 / UTM zone 11N	585561.7	4473596.46	2539.7	305.0	-60.0	198.1
JW24-07	Jasperoid Wash	RC	NAD27 / UTM zone 11N	585531.4	4473168.30	2542.2	45.0	-70.0	91.4
JW24-08	Jasperoid Wash	RC	NAD27 / UTM zone 11N	585231.4	4472944.54	2454.1	45.0	-70.0	91.4
JW24-09	Jasperoid Wash	RC	NAD27 / UTM zone 11N	585216.1	4473053.78	2463.8	45.0	-70.0	91.4
JW24-10	Jasperoid Wash	RC	NAD27 / UTM zone 11N	585186.9	4472861.45	2418.2	45.0	-70.0	91.4
JW24-11	Jasperoid Wash	RC	NAD27 / UTM zone 11N	585151.2	4472943.29	2419.5	45.0	-70.0	91.4
JW24-12	Jasperoid Wash	RC	NAD27 / UTM zone 11N	585141.3	4473063.19	2437.3	45.0	-70.0	91.4
JW24-13	Jasperoid Wash	RC	NAD27 / UTM zone 11N	585085.5	4473060.05	2409.0	45.0	-70.0	91.4
JW24-14	Jasperoid Wash	RC	NAD27 / UTM zone 11N	585124.0	4473408.41	2424.9	45.0	-70.0	91.4
JW24-15	Jasperoid Wash	RC	NAD27 / UTM zone 11N	585092.9	4472851.66	2381.5	45.0	-70.0	91.4
JW24-16	Jasperoid Wash	RC	NAD27 / UTM zone 11N	585089.2	4472941.39	2392.1	45.0	-70.0	91.4
JW24-17	Jasperoid Wash	RC	NAD27 / UTM zone 11N	585009.2	4473053.21	2377.2	45.0	-70.0	91.4
JW24-18	Jasperoid Wash	RC	NAD27 / UTM zone 11N	585001.5	4472940.51	2358.0	45.0	-70.0	91.4
JW24-19	Jasperoid Wash	RC	NAD27 / UTM zone 11N	584997.5	4472844.62	2342.6	45.0	-70.0	91.4
MU24-01	Mustang	RC	NAD27 / UTM zone 11N	587109.1	4470099.37	2243.0	80.0	-50.0	298.7
MU24-02	Mustang	RC	NAD27 / UTM zone 11N	586669.8	4470507.25	2360.6	235.0	-45.0	65.5
MU24-03	Mustang	RC	NAD27 / UTM zone 11N	586856.6	4470281.99	2289.3	235.0	-55.0	243.8
PC24-02	Pinion	DD	NAD27 / UTM zone 11N	585197.0	4478681.72	2087.4	345.0	-78.0	228.6
PRMW24-01	Pinion	PZ	NAD27 / UTM zone 11N	584510.3	4479225.52	2130.8	0.0	-90.0	142.6
PRMW24-02	Pinion	PZ	NAD27 / UTM zone 11N	584349.4	4479486.77	2093.7	0.0	-90.0	126.5
PRMW24-03	Pinion	PZ	NAD27 / UTM zone 11N	585012.5	4479336.60	2200.0	0.0	-90.0	187.5
PRMW24-03A	Pinion	RC	NAD27 / UTM zone 11N	584975.4	4479408.26	2200.9	0.0	-90.0	193.5
PS24-01	Pony Spur	RC	NAD27 / UTM zone 11N	584761.3	4468777.83	2027.9	320.0	-65.0	74.7
PS24-02	Pony Spur	RC	NAD27 / UTM zone 11N	584868.0	4468312.86	2047.3	200.0	-60.0	149.4
PS24-03	Pony Spur	RC	NAD27 / UTM zone 11N	584342.5	4468821.19	2032.7	30.0	-50.0	149.4
PS24-04	Pony Spur	RC	NAD27 / UTM zone 11N	584579.9	4468960.56	1982.6	220.0	-50.0	152.4
PTR24-01	Porter	RC	NAD27 / UTM zone 11N	587576.9	4473293.70	2315.5	90.0	-60.0	301.8
PTR24-02	Porter	RC	NAD27 / UTM zone 11N	587841.4	4473342.36	2270.0	45.0	-50.0	6.1
PTR24-02A	Porter	RC	NAD27 / UTM zone 11N	587835.7	4473344.42	2270.5	45.0	-50.0	24.4
PTR24-02B	Porter	RC	NAD27 / UTM zone 11N	587835.7	4473344.42	2270.5	45.0	-50.0	301.8
RBN24-01	Robinson	RC	NAD27 / UTM zone 11N	585285.0	4471679.02	2203.0	65.0	-60.0	198.1
RBN24-02	Robinson	RC	NAD27 / UTM zone 11N	585289.3	4471680.19	2203.0	240.0	-70.0	301.8
RBN24-03	Robinson	RC	NAD27 / UTM zone 11N	585828.0	4471418.77	2265.0	240.0	-70.0	128.0
RBN24-03B	Robinson	RC	NAD27 / UTM zone 11N	585828.0	4471418.77	2265.0	240.0	-70.0	326.1
RBN24-04	Robinson	RC	NAD27 / UTM zone 11N	585836.4	4471417.47	2264.6	65.0	-60.0	198.1

RBN24-05	Robinson	RC	NAD27 / UTM zone 11N	585578.9	4471244.95	2204.8	240.0	-70.0	274.3
RBN24-06	Robinson	RC	NAD27 / UTM zone 11N	585590.5	4471248.27	2205.9	65.0	-60.0	198.1
RBN24-07	Robinson	RC	NAD27 / UTM zone 11N	585087.7	4471538.98	2155.4	235.0	-60.0	198.1
RBN24-08	Robinson	RC	NAD27 / UTM zone 11N	585092.9	4471543.21	2155.7	65.0	-60.0	198.1
RR24-01	North Bullion	RC	NAD27 / UTM zone 11N	584858.8	4488442.50	2064.3	314.0	-65.0	249.9
RR24-02	North Bullion	RC	NAD27 / UTM zone 11N	584863.5	4488606.85	2028.3	335.0	-68.0	249.9
RR24-03	North Bullion	RC	NAD27 / UTM zone 11N	584865.8	4488606.94	2028.4	165.7	-56.0	231.6
RRB24-01	Skarn	RC	NAD27 / UTM zone 11N	583570.2	4485519.84	2413.1	260.0	-65.0	659.9
RRB24-02	Skarn	RC	NAD27 / UTM zone 11N	581088.0	4486319.93	2340.2	220.0	-65.0	396.2
RRB24-03	Skarn	RC	NAD27 / UTM zone 11N	583135.6	4484606.97	2276.4	162.0	-60.0	461.2
RRC24-01	North Bullion	RC/DD	NAD27 / UTM zone 11N	584889.6	4489054.09	1968.6	230.0	-60.0	279.5
RRC24-02	North Bullion	RC/DD	NAD27 / UTM zone 11N	584887.8	4489054.18	1968.7	200.0	-80.0	213.4
ST24-01	Stallion Bowl	RC	NAD27 / UTM zone 11N	585860.9	4469469.35	2178.9	90.0	-60.0	198.1
ST24-02	Stallion Bowl	RC	NAD27 / UTM zone 11N	585883.6	4469607.74	2130.7	60.0	-60.0	249.9
ST24-03	Stallion	RC	NAD27 / UTM zone 11N	585796.1	4470125.21	2171.5	120.0	-50.0	149.4
ST24-04	Stallion	RC	NAD27 / UTM zone 11N	586031.6	4470268.59	2303.6	250.0	-60.0	173.7
ST24-05	Stallion	RC	NAD27 / UTM zone 11N	586047.1	4470069.15	2235.5	280.0	-68.0	118.9
ST24-06	Stallion	RC	NAD27 / UTM zone 11N	586064.5	4469941.61	2177.5	280.0	-60.0	198.1
ST24-07	Stallion	RC	NAD27 / UTM zone 11N	585802.4	4469984.67	2130.4	90.0	-50.0	198.1
ST24-08	Stallion	RC	NAD27 / UTM zone 11N	585836.2	4469826.44	2101.7	90.0	-60.0	198.1
ST24-09	Stallion Bowl	RC	NAD27 / UTM zone 11N	586181.9	4467850.68	2209.3	90.0	-60.0	198.1
ST24-10	Stallion Bowl	RC	NAD27 / UTM zone 11N	586275.8	4468031.32	2261.5	90.0	-60.0	198.1
ST24-11	Stallion Bowl	RC	NAD27 / UTM zone 11N	586196.8	4468686.25	2310.6	90.0	-60.0	198.1